EXHIBIT 4

INVESTOR GROUP FILES COUNTER-CLAIMS SEEKING TO RECOGNIZE ELECTION OF ERIC OLIVER AS TRUSTEE OF TEXAS PACIFIC LAND TRUST

Lawsuit Pursues Order Requiring Incumbent Trustees to Be Held Personally Liable for Breach of TPL Declaration of Trust and Fiduciary Duties as Trustees

Pursues Damages for Unauthorized Proxy Campaign Expenses, 5,000% Salary Increase and Undisclosed Purchase of Plane

DALLAS, May 28, 2019 – SoftVest, L.P., Horizon Kinetics LLC and ART-FGT Family Partners (the “Investor Group”), which collectively beneficially own over 25% of the outstanding shares of Texas Pacific Land Trust (NYSE: TPL), announced that they have filed counter-claims against David E. Barry and John A. Norris, III, the incumbent trustees of TPL, in the United States District Court for the Northern District of Texas.

The counter-claims seek a declaratory judgment that the vote conducted at the May 22 shareholder meeting was valid and effective, and that Mr. Eric Oliver has been overwhelmingly elected as TPL’s third trustee.  The Investor Group is also pursuing an injunction to prevent the incumbent trustees from taking action on behalf of TPL without the participation of the now duly elected third trustee, Mr. Oliver.

The Investor Group is also pursuing damages from the incumbent trustees for their wrongful acts as trustees, including the more than 5,000% raise in salary given to themselves and the recent undisclosed purchase of a private plane.  The Investor Group is also seeking restoration to TPL of the money spent by the incumbent trustees in their proxy campaign to prevent Mr. Oliver’s election, as it was outside the scope of their limited powers as trustees.  The Investor Group believes such amount may be in excess of $5 million (which includes costs of private investigators paid to intimidate Mr. Oliver, two law firms, investment bank, proxy solicitor, web designers, multiple rounds of mailings and social media ads).

The Investor Group notes that its litigation is against each of the incumbent trustees in their individual capacity because their actions in these regards are unauthorized under the TPL Declaration of Trust, in addition to being in breach of their fiduciary duties under the standards applicable in their capacities as trustees.

The Investor Group again thanks all shareholders for their support.  It is unfortunate that additional shareholder resources will have to be spent by both sides to pursue this matter in lawyers and PR advisors, but the incumbent Trustees have once again demonstrated that they will use all measures and assets at their disposal to defend their incumbency and prior actions; if history is a guide, such behavior rarely stops of its own accord and, more often, escalates.

As the unnecessary spending on each side escalates, the Investor Group again calls on David Barry and John Norris to welcome Eric Oliver as a fellow trustee, to work with him collaboratively to create value for all shareholders and to finally move forward.